Exhibit 99.1

Making Moments Count The Life in a Day | 2017

REIT Industry Same Store NOI Growth Source: Citi Investment Research December 2017

Dear Fellow Shareholders, At Equity LifeStyle Properties, we focus on delivering special moments for our customers to experience and enjoy throughout the year. Each year, we take time to reflect on the value we have provided for our customers, as well as the value delivered to our shareholders. Our annual report is an occasion for us to consider our successes as well as areas of opportunity. Each line item of our results reflects the diligence of our 4,100 team members across the country who drive shareholder value, deliver special moments for our customers, and ensure their expectations are exceeded. The results are in We had another strong year in 2017, with an increase in core occupancy of 475 sites, 5% growth rate in core NOI and a 9% growth rate in Funds from Operations.    Supply and demand Understanding the supply characteristics of the asset class is an important component for any real estate investor. In our industry, little new supply has been brought to market in many years. When considering long- and short-term plans for our assets, new supply or additional competition is not a factor. Supply is limited and demand remains strong. Our customers are seeking the lifestyle offerings delivered by our communities. Over 70% of our properties cater to Baby Boomers, and 10,000 Boomers will be turning 65 each day for the next twelve years. This is a significant tail wind for populating our properties. Within the greater manufactured housing industry, shipments have increased 50% over the last five years. Similarly, the resale market, a demand indicator, continues to strengthen within our properties. The demand characteristics in the RV business are equally impressive. There is an installed base of 9 million RVers in the country competing for 1.5 million RV sites in the US. Our resorts are gaining exposure to a new customer base as we market using traditional hospitality    channels while also focusing on the country’s 40 million outdoor enthusiasts. These efforts have contributed to the increased reservation pace we have seen in each of the last five years. Supporting these trends, RV shipments are up 75% over the last five years, expanding our base of potential customers. Moments matter This storybook illustrates a handful of the special moments our customers enjoy every day at our locations. Home buyers and vacation seekers have more tools and resources than ever before to find the perfect fit. Our customers are researching their options in advance of visiting. They are making decisions based on pictures, videos, and reviews, and we are making sure they find us. We seek and encourage engagement from our customers, fans and followers. Sharing experiences across all forms of digital media increases exposure to our properties. 2017 marks the four-year anniversary of enhanced marketing campaigns to drive traffic to our properties and websites. In that time period, we have increased our social media fan base by more than five times to 430,000, our annual online visitors have doubled, and we have tripled our RV reservations booked online. Looking at both the financial results and the experience of our customers leads to a conclusion of value. We have a proven track record of delivering impressive financial results. We offer investors the opportunity to own a piece of a great real estate footprint that is well diversified across the US, best in class, and enjoys a high level of demand from a strong customer demographic. We hope you enjoy the moments we have captured in this year’s edition of the ELS storybook. Marguerite Nader Chairman of the Board President and CEO

73,000 places called home

205 communities with                73,000 residential home sites

76,000 escapes from the every day

190 RV resorts & campgrounds with 76,000 RV Sites

When for was the the last    time you did something first time? Ride a bike, learn a new craft, or finally pick up shuffleboard – our customers are given the opportunity to be first timers in countless ways. With endless activities and events, we make it possible for everyone to be a novice at noon, and an expert in a different event just a few hours later.

Sometimes, the little things are the    big things in life. The brief, fleeting moments that come in and out of life are the ones that make up the memories of each day. We seek opportunities to add brilliance to these little moments, making them the ones our customers and their families will be talking about for years to come.

Being happy never grows old. Our customers enjoy life to the fullest, often making their new nine-to-five full of activities, conversations with friends, and soaking up the sun. By connecting with them and listening to their wants, we’re able to ensure we have happy campers, and lifelong residents.

Don’t quit your                daydream. Most people spend a portion of their day daydreaming, to which we encourage them to sit back and relax. Our locations across the country offer the perfect backdrop for a well deserved daydream, and we’re here to help our customers fulfill them.

Get a better view.

The people and places of Equity LifeStyle Properties

California Hawaiian San Jose, CA

Colony Park Ceres, CA

Palm Springs RV Resort Palm Desert, CA

Palm Springs RV Resort    Palm Desert, CA

Meadowbrook Santee, CA

De Anza Santa Cruz Santa Cruz, CA

ViewPoint Golf Resort Mesa, AZ

ViewPoint Golf Resort Mesa, AZ

Monte Vista Village Resort Mesa, AZ

Voyager RV Resort    Tucson, AZ

The Highlands at Brentwood Mesa, AZ

Sedona Shadows Sedona, AZ

Sunshine RV Resort Harlingen, TX

Tropic Winds Harlingen, TX

Victoria Palms RV Resort Donna, TX

The Reserve at Lake Conroe Willis, TX

Las Vegas RV Resort Las Vegas, NV

Mountain View Henderson, NV

Leavenworth Tiny House Village Leavenworth, WA

Westwood Village Farr West, UT

Quail Hollow Fairview, OR

Portland Fairview Fairview, OR

Hillcrest Village Aurora, CO

Camelot Meadows Rehoboth Beach, DE

Bethpage Camp - Resort Urbanna, VA

Bethpage Camp - Resort Urbanna, VA

Grey’s Point Camp Topping, VA

Grey’s Point Camp    Topping, VA

Meadows of Chantilly Chantilly, VA

Meadows of Chantilly Chantilly, VA

Lake Gaston Littleton, NC

Tuxbury Tiny House Village South Hampton, NH

Alpine Lake Corinth, NY

Lake George Escape Lake George, NY

Blackhawk Milton, WI

Fremont Fremont, WI

The Arbors at CountryWood Plant City, FL

Parkwood Communities Wildwood, FL

Lake Magic RV Resort Clermont, FL

Tropical Palms RV Resort    Kissimmee, FL

Fiesta Key RV Resort The Florida Keys, FL

Colony Cove Ellenton, FL

Two North Riverside Plaza | Chicago, Illinois 60606 | (800) 247-5279 | EquityLifeStyleProperties.com